Exhibit 99.1

VIÑA CONCHA Y TORO ANNOUNCES ITS CONSOLIDATED

FIRST QUARTER 2017 RESULTS

Santiago, Chile, May 17th, 2017 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the first quarter 2017 ended March 31st, 2017. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31st, 2017 (US$1.00 = Ch$ 664.0).

Highlights 1Q2017 vs 1Q2016

•	Total volumes of wine increased 4.6%, reaching 64.7 million liters, driven by the increase of 5.9% in Export Markets totaling 43.5 million liters.

•	Average price of wine increased in domestic markets of Chile, USA, and Argentina, as well as across most export markets, measured in local currency.

•	Consolidated sales decreased 3.5%, totaling $127,474 million, due to significant fluctuations in foreign exchange rates. On a constant currency basis, net sales increased 8.4%.

•	Fetzer operation posted a solid top line, growing 12.9% in volume and 5.6% in value, in Chilean pesos terms.

•	Operating Income plus depreciation and amortization was down 24.1% to Ch$12,766 million, on significant currency fluctuations and higher cost of wine. Its margin on sales reached 10.0%, representing a contraction of 271 basis points.

•	Net income attributable to owners of the company totaled Ch$3,805 million, down 47.9% when compared to the corresponding period of the prior year.

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

Summary

During the first quarter of 2017, Concha y Toro faced a challenging external scenario, where the depreciation of key currencies of exports against the Chilean peso weighed down the top line. Also, a higher cost of wine, following a weaker harvest in 2016, reduced our margins. This was partially offset by the steady growth of our volumes and an improved portfolio mix, reflected in higher prices in the domestic market of Chile, Argentina, and USA, as well as in most of our export markets, measured in local currencies.

Net sales totaled Ch$127,474 million, decreasing 3.5% when compared to the Ch$132,155 million reported in the same quarter of the previous year. The decline in sales was primarily attributable to currency depreciation in our export markets, as well as the end of the distribution of Monster products in Chile, from September 1st, 2016.

In the Wine operating segment, sales volume increased 4.6%, due to: i) higher sales volume in Export Markets (+5.9%); ii) higher volume in Argentina Domestic Market (+53.8%); iii) higher volume in Fetzer operation (+12.9%); and iv) higher volume in Chile Domestic Market (+0.5%). This was partially offset by a lower volume in Argentina Exports (-31.5%).

In the Chile domestic market of wine, our focus on premiumization was reflected in higher average prices (+3.7%). This, combined with a slight increase in volume resulted in a growth of 4.2% in sales.

Fetzer operation reported an increase of 5.6% in wine sales to third parties (excluding shipments to distribution subsidiaries), totaling Ch$14,182 million. Volume of bottled sales in the Domestic and Exports Market surged 11.1% and 30.9%, respectively. On the other hand, the appreciation of US dollar relative to currencies of exports resulted in a 7.0% decline in the average price of exports, measured in US dollar, and a drop of 12.1% measured in Chilean pesos.

In Argentina, total wine sales to third parties (excluding shipments to distribution subsidiaries) was Ch$5,614 million, similar to the previous year (-0.3%). Behind this figure, however, there were significant price increases in exports (+14.4% in US dollar terms) and in the domestic market (+77.8% in US dollar terms). These higher prices and a strong domestic volume (+53.8%) were offset by a weaker volume of exports (-31.5%) and by a 13.7% depreciation of the Argentine peso against the Chilean peso.

In the quarter, the operating income plus depreciation and amortization totaled Ch$12,766 million, representing a decrease of 24.1% in comparison to the same period of 2016. This reflects the impact of a higher cost of wine (+12.3% regarding the same quarter of the previous year) and the aforementioned currency fluctuations. As a result, the figure of the operating income plus depreciation and amortization over sales reached 10.0% during the first quarter of 2017, a contraction of 272bp in margin over sales.

Finally, the net income attributable to owners of the company declined 47.9% to Ch$3,805 million, and net margin was 3.0% over sales.

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

2

First Quarter 2017 Results

1.	Consolidated Sales

Consolidated sales decreased 3.5% totaling Ch$127,474 million in the first quarter. The decline reflects the appreciation of the Chilean peso against most currencies of exports.

Table 1

Total Sales

				Change
Total Sales (*) (in Ch$ million)		1Q17	1Q16	(%)
Chile Domestic Market - wine		14,281	13,711	4.2%
Export markets (1)		81,049	84,355	-3.9%
Argentina Domestic		1,982	782	153.6%
Argentina Exports (2)		3,632	4,849	-25.1%
U.S.A. Domestic		12,810	12,242	4.6%
U.S.A. Exports (2)		1,373	1,195	14.9%
Total Wine Operating Segment		115,126	117,133	-1.7%
Chile Domestic Market - new business		9,891	13,688	-27.7%
Other Revenues		2,457	1,334	84.2%
Total Other Operating Segment		12,348	15,022	-17.8%
Consolidated Sales		127,474	132,155	-3.5%

				Change
Total Volume (*) (thousand liters)		1Q17	1Q16	(%)
Chile Domestic Market - wine		13,698	13,634	0.5%
Export markets (1)		43,523	41,085	5.9%
Argentina Domestic		1,732	1,126	53.8%
Argentina Exports (2)		1,630	2,380	-31.5%
U.S.A. Domestic		3,655	3,290	11.1%
U.S.A. Exports (2)		435	332	30.9%
Total Wine Operating Segment		64,673	61,848	4.6%
Chile Domestic Market - New Business		5,500	7,843	-29.9%
Total Other Operating Segment		5,500	7,843	-29.9%
Consolidated Volume		70,173	69,691	0.7%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	1,042.6	1,005.6	3.7%
Export Markets	US$	2.93	3.00	-2.4%
Argentina Domestic	US$	2.43	1.37	77.8%
Argentina Exports	US$	3.48	3.04	14.4%
U.S.A. Domestic	US$	5.37	5.34	0.5%
U.S.A. Exports	US$	4.83	5.19	-7.0%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

3

1.1.	Sales in the Wine Operating Segment

Total sales of wine declined 1.7% in the quarter, primarily due to the depreciation of key export currencies against the Chilean peso. On a constant currency basis, total sales of wine increased 9.3%.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries totaled Ch$81,049 million, declining 3.9% when compared to the same period last year. Higher commercialized volumes (+5.9%) and average price in local currencies (+1.9%) were offset by the negative effect of currency fluctuations. In fact, relative to the average rate in the same quarter of the previous year, the Chilean peso appreciated against U.S. dollar (7.0%), Sterling pound (23.6%), Euro (10.8%), Mexican peso (20.4%), Swedish crown (12.9%), and Argentine peso (15.9%). The Brazilian Real was the only currency that appreciated against the Chilean peso (13.9%).

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

1st Quarter 2017

Regarding the commercialized volume in export regions, growth were registered in South America (+42.6%), Canada (+36.6%), and Africa and others (+139.7%), and Asia (+2.9%). On the other hand, volume declined in United States (-5.8%), Europe (-3.9%), and in Central America and Caribbean (-9.5%).

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

4

1.1.2.	Domestic Sales, Chile

Domestic wine sales grew 4.2% in value totaling Ch$14,281 million, driven by higher average price (+3.7%) and higher sales volume (+0.5%).

Regarding the portfolio mix, this quarter Premium segment was up 8.2% in value while Non-Premium segment grew 2.4% in value. Thus Premium categories reached 32.0% of the portfolio value, +120bp higher than in the same quarter of the previous year.

In terms of volume, Premium categories were up 10.0%, while Non-Premium categories decreased 0.4%. Therefore, Premium segment weighted 9.4% in the portfolio, an increase of 80bp relative to the previous year.

1.1.3.	Operation in Argentina

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) remained at a similar level to the previous year (-0.3% to Ch$5,614 million) as a result of higher sales in the domestic market (+153.6%) offset by a drop in the export market (-25.1%).

Argentine operation reported double-digit increases in average prices across all markets, reflecting the focus on more profitable products and markets. In the domestic market, average price per liter was US$2.43, up 77.8% in USD, and up 87.4% in local currency, while export price was US$3.48, up 14.4% in USD.

In terms of volume, the domestic market increased 53.8% while export markets were down 31.5%. This quarter, domestic market sales reached 193 thousand 9-liter cases, and export markets totaled sales of 181 thousand 9-liter cases.

1.1.4.	U.S.A (Fetzer)

During the quarter, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 5.6% totaling Ch$14,182 million, driven by higher sales in both, export markets (+14.9%) and the domestic market (+4.6%).

In terms of volume, bottled sales rose 12.9% totaling 455 thousand 9-liter cases, driven by dynamic exports (+30.9%) and a solid domestic market (+11.1%).

The success of new products in premium categories drove up prices in export markets. This was offset in part by the appreciation of the US dollar against m currencies of exports. Therefore, the average price in Export Markets declined 7.0% to US$4.83. The average sales price in the domestic market reached US$5.37 per liter, up 0.5%.

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

5

1.2.	Consolidated Sales in Other Operating Segment

Other operating segment reported a drop of 17.8% in sales during the quarter. Adjusting for the distribution of Monster energy drink in 2016 not repeated in the current period, sales increased 8.3% from the previous year, driven by the distribution of beer.

1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “VCT Chile” (former “Comercial Peumo”), including premium beer; spirits; and energy drinks declined 27.7% totaling Ch$9,891 million in terms of value and 29.9% totaling 5.5 million liters in terms of volume. The decrease in value is explained primarily by the aforementioned drop in energy drink category (-100%), and in a lesser extent by lower sales in distribution of water (-16%), Diageo’s portfolio (-10%); and pisco category (-10%).

1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit, among others, increased 84.2% to Ch$2,457 million, when compared to the same period of the previous year.

2.	Cost of Sales

In the quarter, the total cost of sales increased 1.8% to Ch$82,988 million from Ch$81,520 million in the same quarter of the previous year. The cost of sales as a percentage of total sales reached 65.1%, increasing 342bp, reflecting a higher cost of wine of 12.3%. This was primary due to the impact of an adverse weather on the 2016 harvest.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) decreased 4.4% to Ch$36,807 million in the quarter, when compared to Ch$38,483 million in the same period of the previous year. As a percentage of sales, SG&A reached 28.9%, 25bp below the figure registered in 2016.

4.	Operating Income

In the quarter, the Operating Income decreased 36.0% to Ch$7,755 million in comparison to Ch$12,123 million in the same quarter of the previous year. The operating margin as a percentage of sales was 6.1%, a decline of 309bp versus 1Q16. As above-mentioned, this was driven by the higher cost of wine and a high exposure of costs and expenses to the Chilean peso, which appreciated in the period. The latter was offset in part by the higher value of our sales portfolio.

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

6

5.	Operating Income plus Depreciation and Amortization

In the first quarter of 2017 the Operating Income plus Depreciation and Amortization declined 24.1% to Ch$12,766 million in comparison to Ch$16,825 million in the same period of the previous year. The operating income plus depreciation and amortization margin as a percentage of sales reached 10.0% in comparison to 12.7% in the same quarter of the previous year. The lower margin is a result of a higher cost of the wine and negative effects from exchange rate fluctuations.

6.	Non-Operating Income

The Non-Operating Income registered a loss of Ch$2,268 million, which was higher than the loss of Ch$1,397 in 1Q2016, mostly due to the lower income of associates and joint-ventures, exchange differences, and expense by adjustment units.

7.	Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company declined 47.9%, totaling Ch$3,805 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$5.1 per share in comparison to Ch$9.8 registered during the same period of the previous year.

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

7

Balance Sheet

Assets

As of March 31st, 2017, Viña Concha y Toro consolidated assets totaled Ch$1,016,353,296 million, a similar figure to that of December 31st, 2016.

Liabilities

As of March 31st, 2017, Net Financial Debt1 amounted to Ch$189,598 million, representing a decrease of Ch$2,260 million as compared to the Net Financial Debt as of December 31st, 2016.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in more than 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,388 hectares of vineyards in Chile; 1,140 hectares in Argentina and 462 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 4,335 employees and is headquartered in Santiago de Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. With respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There is a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

8

Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

	1Q2017	1Q2016	Change
STATEMENT OF INCOME BY FUNCTION	Th. Ch$	Th. Ch$	%

Income from ordinary activities	127,474,134	132,154,602	-3.5%
Cost of sales	(82,987,737)	(81,519,671)	1.8%

Gross Profit	44,486,397	50,634,931	-12.1%

Other income by function	359,751	226,148	59.1%
Distribution costs	(27,181,976)	(30,183,339)	-9.9%
Administrative expenses	(9,624,960)	(8,299,740)	16.0%
Other expenses by function	(284,626)	(255,039)	11.6%

Operating Income	7,754,586	12,122,961	-36.0%

Financial income	345,145	371,224	-7.0%
Financial expenses	(2,313,112)	(2,394,965)	-3.4%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	93,638	648,151	-85.6%
Exchange differences	(148,039)	(6,342)	2234.3%
Income/expense by adjustment units	(245,334)	(15,439)	1489.1%

Income before tax	5,486,884	10,725,590	-48.8%

Income tax expense	(1,656,926)	(3,285,129)	-49.6%

Net Income	3,829,958	7,440,461	-48.5%

Net income attributable to owners of the company	3,805,271	7,297,252	-47.9%
Net income attributable to non-controling interests	24,687	143,209	-82.8%

Operating Income plus Depreciation and Amortization	12,766,016	16,825,285	-24.1%

Operating Income	7,754,586	12,122,961	-36.0%
Depreciation	4,750,888	4,418,450	7.5%
Amortization	260,542	283,874	-8.2%

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

9

Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	March 31, 2017	December 31, 2016
Assets

Cash and cash equivalents	62,828,752	47,213,517
Inventories	244,459,822	231,224,426
Accounts receivable	162,646,028	193,287,401
Biological current assets	7,977,591	19,186,291
Other current assets	31,386,770	30,492,222
Total current assets	509,298,963	521,403,857

Property, plant & equipment, net	372,892,160	361,004,006
Investments accounted for using the equity method	23,509,826	23,433,439
Other non current assets	110,652,347	109,997,284
Total non current assets	507,054,333	494,434,729
Total assets	1,016,353,296	1,015,838,586

Liabilities
Other current financial liabilities	94,123,739	101,999,046
Other current liabilities	177,637,457	192,870,916
Total current liabilities	271,761,196	294,869,962

Other non-current financial liabilities	167,396,589	148,992,036
Other non current liabilities	54,437,798	54,269,968
Total non current liabilities	221,834,387	203,262,004

Total Liabilities	493,595,583	498,131,966

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	430,462,703	426,521,298
Other reserves	6,452,922	5,509,389
Net equity attributable to parent comp. shareholders	521,094,415	516,209,477
Non-controlling interest	1,663,298	1,497,143
Total Equity	522,757,713	517,706,620
Total liabilities and Equity	1,016,353,296	1,015,838,586

Osvaldo Solar – Chief Financial Officer

Claudia Cavada - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

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